This Free Writing Prospectus Is Subject to Completion

The information in this free writing prospectus is not complete and may be changed.

Free Writing Prospectus (To Prospectus dated August 31, 2010, and the Prospectus Supplement dated August 31, 2010)	Filed Pursuant to Rule 433 Registration No. 333-169119 March 21, 2011

US$[           ]

FIXED RATE [CALLABLE] RANGE ACCRUAL NOTES DUE [           ]

Principal Amount:	US$	Issuer:	Barclays Bank PLC
Issue Price:		Series:	Global Medium-Term Notes, Series A
Principal Protection Percentage:

If you hold the Notes to maturity, you will receive at least 100% of your principal, subject to the creditworthiness of Barclays Bank PLC.  The Notes are not, either directly or indirectly, an obligation of any third party, and any payment to be made on the Notes, including any principal protection provided at maturity, depends on the ability of Barclays Bank PLC to satisfy its obligations as they come due.

Original Issue Date:
Original Trade Date:		Maturity Date:	[ ]*[, subject to Redemption at the Option of the Company (as set forth below).]
CUSIP:		Denominations:	Minimum denominations of US$[ ] and integral multiples of US$[ ] thereafter.
ISIN:
Business Day:	☐ New York ☐ London ☐ Euro ☐ Other (_________________)	Business Day Convention:	☐ Following ☐ Modified Following ☐ Preceding ☐ Adjusted or ☐ Unadjusted
Interest Rate Type (see Interest Rate Formula below):		Day Count Convention (or Fraction):

☐     Fixed Rate

☐     Regular Floating Rate

☐     Inverse Floating Rate (see page S-41 of the prospectus supplement for a description of inverse floating rate Notes)

☐     Other (see description in this free writing prospectus)

		☐ Actual/360 ☐ 30/360 ☐ Actual/Actual ☐ Actual/365	☐ NL/365 ☐ 30/365 ☐ Actual/366 ☐ Actual/252 or Business Days/252

Reference Rate:

☐     CD Rate

☐     CMS Rate

☐     CMT Rate (Reuters Screen FRBCMT Page)

☐     Commercial Paper Rate

☐     Eleventh District Cost of Funds Rate

☐     Federal Funds (Effective) Rate

☐     Federal Funds (Open) Rate

☐     EURIBOR

☐ LIBOR Designated LIBOR Page: Reuters: _______ ☐ Prime Rate ☐ Treasury Rate ☐ Consumer Price Index (the “CPI”) Reference Month: ____________ ☐ Other (see description in this free writing prospectus)

*          At least 366 calendar days after the Original Issue Date.

Reference FX:

☐      The U.S. dollar per Australian dollar (AUD/USD)

☐      The U.S. dollar per Brazilian real (BRL/USD)

☐      The U.S. dollar per British pound sterling (GBP/USD)

☐      The U.S. dollar per Canadian dollar (CAD/USD)

☐      The U.S. dollar per Chinese yuan (CNY/USD)

☐      The U.S. dollar per euro (EUR/USD)

☐      The U.S. dollar per Indian rupee (INR/USD)

☐      The U.S. dollar per Japanese yen (JPY/USD)

☐      The U.S. dollar per Mexican peso (MXN/USD)

☐      The U.S. dollar per New Zealand dollar (NZD/USD)

☐      The U.S. dollar per Russian ruble (RUB/USD)

☐      The U.S. dollar per Swedish krona (SEK/USD)

☐      The U.S. dollar per Swiss franc (CHF/USD)

☐      The U.S. dollar per Turkish lira (TRY/USD)

Reference Rate Index Maturity:	Maximum Interest Rate:		For any Interest Period, the Inside Range Rate specified for that Interest Period under “Inside Range Rates and Outside Range Rates” below.
Spread:
Multiplier:	Minimum Interest Rate:		For any Interest Period, the Outside Range Rate specified for that Interest Period under “Inside Range Rates and Outside Range Rates” below.
Initial Interest Rate:	[ ]% per annum
Interest Rate Formula:

[For each Interest Period commencing on or after the Original Issue Date to but excluding [                 ]: the Initial Interest Rate]

For each Interest Period [commencing on or after [                 ]], the interest rate per annum will be equal to the sum of:

(a)   the product of (1) the applicable Inside Range Rate and (2) the applicable Accrual Factor; and

(b)   the product of (1) the applicable Outside Range Rate and (2) one minus the applicable Accrual Factor.

Accrual Factor:

For any Interest Period, the number of calendar days in that Interest Period on which (A) the value of the Reference Rate observed on that day is within the applicable Reference Rate Range—that is, above the applicable Lower Barrier and at or below the applicable Upper Barrier; and (B) the specified Reference FX observed on that day is greater than or equal to the applicable FX Barrier, divided by the total number of calendar days in that Interest Period.  Notwithstanding anything else to the contrary, if any calendar day during an Interest Period is not a Business Day or if the relevant Reference Rate is subject to a Market Disruption Event, then the Reference Rate will equal the Reference Rate observed on the immediately preceding Business Day on which no Market Disruption Event has occurred, and if any calendar day during an Interest Period is not a Currency Business Day or if the relevant Reference FX is subject to a Market Disruption Event, then that Reference FX will equal the Currency Exchange Rate for that Reference FX observed on the immediately preceding applicable Currency Business Day on which no Market Disruption Event has occurred.

Rate Cut-Off:

For any Interest Period, (A) the Reference Rate for any day from and including the [                 ] Business Day prior to the related Interest Payment Date will equal the Reference Rate observed on such [                 ] Business Day prior to that Interest Payment Date and (B) the Currency Exchange Rate for a specified Reference FX for any day from and including the [                 ] Currency Business Day prior to the related Interest Payment Date will equal the Currency Exchange Rate observed on such [                 ] Currency Business Day prior to that Interest Payment Date.

Currency Exchange Rate:	The currency exchange rate for the specified Reference FX, as set forth below under “Currency Exchange Rates”.
Currency Business Day:

A day on which commercial banks and foreign exchange markets settle payments and are open for general business (including dealing in foreign exchange and foreign currency deposits) in the Principal Financial Centers applicable to the specified reference currency and the United States dollar.  The Principal Financial Center for the United States Dollar is New York.  See “Currency Exchange Rates” below for additional information about the Principal Financial Centers for the relevant specified reference currencies.

Inside Range Rates and Outside Range Rates:	For Interest Periods commencing on or after:	Inside Range Rate (per annum)	Outside Range Rate (per annum)
	[ ]	[ ]%	[ ]%
	[ ]	[ ]%	[ ]%
	[ ]	[ ]%	[ ]%
Reference Rate Ranges:	For Interest Periods commencing on or after:	Lower Barrier	Upper Barrier
	[ ]	[ ]%	[ ]%
	[ ]	[ ]%	[ ]%
	[ ]	[ ]%	[ ]%

FX Barrier:	For Interest Periods commencing on or after:	FX Barrier for [Reference FX]
	[ ]	[ ]
	[ ]	[ ]
	[ ]	[ ]

Interest Payment Dates:	☐ Monthly, ☐ Quarterly, ☐ Semi-Annually, ☐ Annually, payable in arrears on [ ], commencing on [ ] and ending on the Maturity Date or the Early Redemption Date, if applicable.
Interest Period:

The initial Interest Period will begin on, and include, the Original Issue Date and end on, but exclude, the first Interest Payment Date.  Each subsequent Interest Period will begin on, and include, the Interest Payment Date for the preceding Interest Period and end on, but exclude, the next following Interest Payment Date.  The final Interest Period will end on, but exclude, the Maturity Date (or the Early Redemption Date, if applicable).

[Redemption at the Option of the Company:

We may redeem your Notes, in whole [or in part], at the Redemption Price set forth below, on [any] [the] Interest Payment Date [commencing] on [                 ], provided we give at least [                 ] business days’ prior written notice to the trustee.  If we exercise our redemption option, the Interest Payment Date on which we so exercise will be referred to as the “Early Redemption Date”.]

[Redemption Price:

If we exercise our redemption option, you will receive on the Early Redemption Date the Early Redemption Price applicable to that Early Redemption Date, calculated as the percentage of the principal amount of the Notes set forth in the schedule below, together with any accrued and unpaid interest to but excluding the Early Redemption Date:]

	Early Redemption Date	Early Redemption Price
	[ ]	[ ]%
	[ ]	[ ]%
	[ ]	[ ]%

Settlement:	DTC; Book-entry; Transferable.
Listing:	The Notes will not be listed on any U.S. securities exchange or quotation system.
Calculation Agent:	Barclays Bank PLC

[Variable Price Re-Offers:

Barclays Capital Inc. has agreed to purchase the Notes from us at 100% of the principal amount minus a commission equal to $[   ] per $1,000 principal amount, or [    ]%, resulting in aggregate proceeds to Barclays Bank PLC of $[    ].  Barclays Capital Inc. proposes to offer the Notes from time to time for sale in negotiated transactions, or otherwise, at varying prices to be determined at the time of each sale. Barclays Capital Inc. may also use all or a portion of its commissions on the Notes to pay selling concessions or fees to other dealers.]

[Fixed Price Re-Offers:

	Price to Public	Agent’s Commission (1)	Proceeds to Barclays Bank PLC
Per Note	%	%	%
Total	$	$	$

(1)      Barclays Capital Inc. will receive commissions from the Issuer equal to [      ]% of the principal amount of the notes, or $[      ] per $[1,000] principal amount, and may retain all or a portion of these commissions or use all or a portion of these commissions to pay selling concessions or fees to other dealers. ]

The Notes constitute our direct, unconditional, unsecured and unsubordinated obligations and are not deposit liabilities of Barclays Bank PLC and are not insured by the U.S. Federal Deposit Insurance Corporation or any other governmental agency of the United States, the United Kingdom or any other jurisdiction.

Investing in the Notes involves a number of risks.  See “Risk Factors” beginning on page S-5 of the prospectus supplement and “Selected Risk Factors” below.   We urge you to consult your investment, legal, tax, accounting and other advisers and to invest in the Notes only after you and your advisors have carefully considered the suitability of an investment in the Notes in light of your particular circumstances.

Barclays Bank PLC has filed a registration statement (including a prospectus) with the SEC for the offering to which this free writing prospectus relates.  Before you invest, you should read the prospectus dated August 31, 2010, the prospectus supplement dated August 31, 2010 and other documents Barclays Bank PLC has filed with the SEC for more complete information about Barclays Bank PLC and this offering.  Buyers should rely upon the prospectus, prospectus supplement, and any relevant free writing prospectus or pricing supplement for complete details.  You may get these documents and other documents Barclays Bank PLC has filed for free by visiting EDGAR on the SEC website at www.sec.gov, and you may also access the prospectus and prospectus supplement through the links below:

•                  Prospectus dated August 31, 2010:

http://www.sec.gov/Archives/edgar/data/312070/000119312510201448/df3asr.htm

•                  Prospectus Supplement dated August 31, 2010:

http://www.sec.gov/Archives/edgar/data/312070/000119312510201604/d424b3.htm

Our Central Index Key, or CIK, on the SEC website is 1-10257.

Alternatively, Barclays Capital Inc. or any agent or dealer participating in this offering will arrange to send you the prospectus, prospectus supplement, and final pricing supplement (when completed) and this free writing prospectus if you request it by calling your Barclays Capital Inc. sales representative, such dealer or 1-888-227-2275 (Extension 2-3430).  A copy of the prospectus may be obtained from Barclays Capital Inc., 745 Seventh Avenue—Attn: US InvSol Support, New York, NY 10019.

You may revoke your offer to purchase the Notes at any time prior to the time at which we accept such offer by notifying the applicable agent.  We reserve the right to change the terms of, or reject any offer to purchase the Notes prior to their issuance.  In the event of any changes to the terms of the Notes, we will notify you and you will be asked to accept such changes in connection with your purchase.  You may also choose to reject such changes in which case we may reject your offer to purchase.

As used in this term sheet, the “Company,” “we,” “us,” or “our” refers to Barclays Bank PLC.

SELECTED RISK FACTORS

An investment in the Notes involves significant risks not associated with an investment in conventional floating rate or fixed rate medium term notes. You should read the risks summarized below in connection with, and the risks summarized below are qualified by reference to, the risks described in more detail in the “Risk Factors” section beginning on page S-5 of the prospectus supplement.  We urge you to consult your investment, legal, tax, accounting and other advisers and to invest in the Notes only after you and your advisors have carefully considered the suitability of an investment in the Notes in light of your particular circumstances.

•                  Interest Payment Risk— Investing in the Notes is not equivalent to investing in securities directly linked to the Reference Rate and/or the Reference FX. Instead, the amount of interest payable on the Notes (after any initial Interest Periods for which the Initial Interest Rate is payable) for any Interest Period to which the Interest Rate Formula applies is dependent on whether, and the extent to which, during a given Interest Period, the Reference Rate is within the applicable Reference Rate Range—above the applicable Lower Barrier and at or below the applicable Upper Barrier, and the specified Reference FX is greater than or equal to the applicable FX Barrier.  For each calendar day in an Interest Period on which the Reference Rate is within the Reference Rate Range relevant to that Interest Period and the specified Reference FX is greater than or equal to the applicable FX Barrier, the applicable Inside Range Rate will accrue; conversely, for each calendar day in an Interest Period on which the Reference Rate is outside the relevant Reference Rate Range and/or the specified Reference FX is less than the applicable FX Barrier, the Outside Range Rate will accrue.

As a result, assuming an Inside Range Rate that is greater than the Outside Range Rate, if the Reference Rate is outside the applicable Reference Rate Range and/or the specified Reference FX is less than the applicable FX Barrier, on one or more calendar days during an Interest Period, then the interest rate for that Interest Period, and the amount of interest paid on the related Interest Payment Date, will decrease in proportion to the number of calendar days in the Interest Period that the Reference Rate is outside the applicable Reference Rate Range and/or the specified Reference FX is less than the applicable FX Barrier.  Accordingly, in such circumstances you would not receive the maximum possible interest rate for that Interest Period.  If, on every calendar day in an Interest Period, the Reference Rate is outside the applicable Reference Rate Range and/or the specified Reference FX is less than the applicable FX Barrier, then you will receive only the applicable Outside Range Rate for that Interest Period (and if the applicable Outside Range Rate for that Interest Period is 0% per annum, you would receive no interest payment on the related Interest Payment Date).  If the Reference Rate is outside the applicable Reference Rate Range and/or the specified Reference FX is less than the applicable FX Barrier on every calendar day in every Interest Period throughout the term of the Notes, then you will receive only the applicable Outside Range Rate for each Interest Period (and if the applicable Outside Range Rate for each Interest Period is 0% per annum, you would receive no interest payments on your Notes throughout their term).

•                  Issuer Credit Risk— The Notes are our unsecured debt obligations, and are not, either directly or indirectly, an obligation of any third party.  Any payment to be made on the Notes, including any principal protection provided at maturity, depends on our ability to satisfy our obligations as they come due.  As a result, the actual and perceived creditworthiness of Barclays Bank PLC may affect the market value of the Notes and, in the event we were to default on our obligations, you may not receive the principal protection or any other amounts owed to you under the terms of the Notes.

•                  Certain Built-In Costs Are Likely to Adversely Affect the Value of the Notes Prior to Maturity—Although you will not receive less than the principal amount of the Notes if you hold the Notes to maturity (subject to Issuer credit risk), the Original Issue Price of the Notes includes the agent’s commission and the cost of hedging our obligations under the Notes through one or more of our affiliates.  As a result, assuming no change in market conditions or any other relevant factor, the price, if any, at which Barclays Capital Inc. and other affiliates of Barclays Bank PLC will be willing to purchase Notes from you in secondary market transactions will likely be lower than the Original Issue Price, and any sale prior to the Maturity Date could result in a substantial loss to you.

•                  Lack of Liquidity—The Notes will not be listed on any securities exchange.  Barclays Capital Inc. and other affiliates of Barclays Bank PLC intend to make a secondary market for the Notes but are not required to do so, and may discontinue any such secondary market making at any time, without notice.  Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the Notes easily.  Because other dealers are not likely to make a secondary market for the Notes, the price at which you may be able to trade your Notes is

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likely to depend on the price, if any, at which Barclays Capital Inc. and other affiliates of Barclays Bank PLC are willing to buy the Notes. The Notes are not designed to be short-term trading instruments.  Accordingly, you should be able and willing to hold your Notes to maturity.

•                  Potential Conflicts—We and our affiliates play a variety of roles in connection with the issuance of the Notes, including acting as calculation agent and hedging our obligations under the Notes.  In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the Notes.

In addition, Barclays Wealth, the wealth management division of Barclays Capital Inc., may arrange for the sale of the Notes to certain of its clients.  In doing so, Barclays Wealth will be acting as agent for Barclays Bank PLC and may receive compensation from Barclays Bank PLC in the form of discounts and commissions.  The role of Barclays Wealth as a provider of certain services to such customers and as agent for Barclays Bank PLC in connection with the distribution of the Notes to investors may create a potential conflict of interest, which may be adverse to such clients.  Barclays Wealth is not acting as your agent or investment adviser, and is not representing you in any capacity with respect to any purchase of Notes by you.  Barclays Wealth is acting solely as agent for Barclays Bank PLC.  If you are considering whether to invest in the Notes through Barclays Wealth, we strongly urge you to seek independent financial and investment advice to assess the merits of such investment.

•                  Foreign Exchange Risk— The price relationship between two different currencies may be highly volatile and varies based on a number of interrelated factors, including the supply and demand for each currency, political, economic, legal, financial, accounting and tax matters and other actions that we cannot control.  Relevant factors include, among other things, the possibility that exchange controls could be imposed or modified, the possible imposition of other regulatory controls or taxes, the overall growth and performance of the local economies, the trade and current account balance between the relevant countries, market interventions by the central banks, inflation, interest rate levels, the performance of the global stock markets, the stability of the relevant governments and banking systems, wars, major natural disasters and other foreseeable and unforeseeable events.  In addition, the value of a currency may be affected by the operation of, and the identity of persons and entities trading on, interbank and interdealer foreign exchange markets. These factors may adversely affect the performance of the underlying reference currency relative to the U.S. dollar and, as a result, the market value of the Notes and the amount of interest you will receive on each Interest Payment Date.

•                  Actions of Sovereign Governments—Currency exchange rates of most economically developed nations are “floating”, meaning the rate is permitted to fluctuate in value.  However, governments, from time to time, may not allow their currencies to float freely in response to economic forces.  Moreover, governments, including those of the United States, use a variety of techniques, such as intervention by their central bank or imposition of regulatory controls or taxes, to affect the currency exchange rates of their respective currencies.  Governments also may issue a new currency to replace an existing currency or alter the currency exchange rate or relative exchange characteristics by devaluation or revaluation of a currency.  Thus, a special risk in purchasing the Notes is that their liquidity, their value and the amount of principal or other amounts payable on your Notes could be affected by the actions of sovereign governments which could change or interfere with currency valuation and the movement of currencies across borders.  There will be no adjustment or change in the terms of the Notes in the event that currency exchange rates should become fixed, or in the event of any devaluation or revaluation or imposition of exchange or other regulatory controls or taxes, or in the event of the issuance of a replacement currency or in the event of any other development affecting the relevant currencies.

•                  No Rights to Receive Foreign Currencies— The Notes will be paid in U.S. dollars, and you will have no right to receive delivery of any other currency or futures contract relating to any other currency.

•                  Many Economic and Market Factors Will Impact the Value of the Notes—In addition to the level of the Reference Rate and the specified Reference FX on any day, the value of the Notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:

o    the expected volatility of the Reference Rate and Reference FX;

o    the time to maturity of the Notes;

o    interest and yield rates in the market generally;

o    a variety of economic, financial, political, regulatory or judicial events; and

o    our creditworthiness, including actual or anticipated downgrades in our credit ratings.

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HYPOTHETICAL INTEREST RATE AND INTEREST PAYMENT CALCULATIONS

As described above, after any initial Interest Periods for which the Initial Interest Rate is payable, the Notes will pay interest on each Interest Payment Date at an effective per annum interest rate calculated in accordance with the Interest Rate Formula.   The following illustrates the process by which the interest rate and interest payment amount are determined for any such Interest Periods.

For purposes of these examples, we assume that the Notes are not being redeemed on the applicable Interest Payment Date pursuant to the Redemption at the Option of the Company provisions above.  If we exercise our redemption option, you will receive on the Early Redemption Date the Early Redemption Price applicable to that Early Redemption Date, calculated as described above.

The examples below assume the Notes are held until the Maturity Date and no Market Disruption Event with respect to either the Reference Rate or the Reference FX has occurred or is continuing on each day during the hypothetical interest period. The examples below also do not take into account the effects of applicable taxes.

Interest Rate Calculation

Step 1: Calculate the Accrual Factor.

For each calendar day during an Interest Period, the values for the Reference Rate and the specified Reference FX are determined, and the value for the Reference Rate is then evaluated relative to the Reference Rate Range applicable to that Interest Period (that is, whether the Reference Rate on that day is above the applicable Lower Barrier and at or below the Upper Barrier) and the Currency Exchange Rate for a specified Reference FX is greater than or equal to the applicable FX Barrier.  Under the Interest Rate Formula, the amount of interest payable on the Notes for any Interest Period to which the Interest Rate Formula applies is dependent on the Accrual Factor.  The Accrual Factor for any Interest Period is a fraction, where the numerator reflects the number of calendar days in that Interest Period on which (i) the Reference Rate is within the applicable Reference Rate Range and (ii) the specified Reference FX is greater than or equal to the applicable FX Barrier applicable to that Reference FX, and the denominator reflects the total number of calendar days in that Interest Period.

Step 2: Calculate the annual interest rate for each Interest Payment Date.

For each calendar day in an Interest Period on which the Reference Rate is within the Reference Rate Range relevant to that Interest Period and the Currency Exchange Rate for a specified Reference FX is greater than or equal to the FX Barrier applicable to that Reference FX, the applicable Inside Range Rate will accrue; conversely, for each calendar day in an Interest Period on which the Reference Rate is outside the relevant Reference Rate Range and/or the Currency Exchange Rate for a specified Reference FX is less than the FX Barrier applicable to that Reference FX, the Outside Range Rate will accrue.

Stated mathematically, the interest rate per annum for any Interest Period to which the Interest Rate Formula applies will be equal to the sum of:

(a)  the product of (1) the applicable Inside Range Rate and (2) the applicable Accrual Factor, and

(b)  the product of (1) the applicable Outside Range Rate and (2) one minus the applicable Accrual Factor.

Assuming an Inside Range Rate that is greater than the Outside Range Rate, the maximum possible per annum interest rate for any Interest Period to which the Interest Rate Formula applies is the Inside Range Rate for that Interest Period, and the actual interest rate per annum for any Interest Period will decrease in proportion to the number of calendar days in the Interest Period that the Reference Rate is outside the applicable Reference Rate Range and/or the Currency Exchange Rate for a specified Reference FX is less than the FX Barrier applicable to that Reference FX.  As a result, the possible per annum interest rate for any Interest Period could potentially be zero. See “Selected Risk Factors—Interest Payment Risk”.

Step 3: Calculate the interest payment amount payable for each Interest Payment Date.

For each Interest Period, once the Calculation Agent has determined the applicable interest rate per annum, the Calculation Agent will calculate the effective interest rate for the Interest Period by multiplying the annual interest rate determined for that Interest Period by the applicable day count fraction.  The resulting effective interest rate is then multiplied by the relevant principal amount of the Notes to determine the actual interest amount payable on the related Interest Payment Date.  No adjustments to the amount of interest calculated will be made in the event an Interest Payment Date is not a Business Day.

Example Interest Rate and Interest Payment Calculations

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The following examples illustrate how the per annum interest rate and interest payment amounts would be calculated for a given Interest Period to which the Interest Rate Formula applies under different Accrual Factor scenarios.  For purposes of these examples, we have assumed that the Inside Range Rate for the Interest Period is 5.00% and the Outside Range Rate is 0.00%. We have further assumed that the Notes have quarterly Interest Payment Dates, and that interest payments will be calculated using a 30/360 day count basis (such that the applicable day count fraction for the quarterly interest payment for the Interest Period will be 90/360).

These values and assumptions have been chosen arbitrarily for the purpose of these examples, and should not be taken as indicative of the terms of any particular Notes or the future performance of the Reference Rate and/or the specified Reference FX. The specific terms for each issuance of Notes will be determined at the time such Notes are priced.  Numbers in the table below have been rounded for ease of analysis.

Inside Range Rate	Number of calendar days on which the Reference Rate was within the Reference Rate Range and the Reference FX is greater than or equal to the FX Barrier	Accrual Factor	Interest Rate (per annum)[1]	Effective Interest Rate[2]	Interest Payment Amount (per $1,000 Note)[3]

5.00%	90	100.00%	5.00%	1.25%	$12.50

5.00%	60	66.67%	3.33%	0.83%	$8.30

5.00%	30	33.33%	1.67%	0.42%	$4.20

5.00%	0	0.00%	0.00%	0.00%	$0.00

1.

The interest rate per annum is equal to the sum of (a) the product of (1) the applicable Inside Range Rate and (2) the applicable Accrual Factor, and (b) the product of (1) the applicable Outside Range Rate and (2) one minus the applicable Accrual Factor. For purposes of these examples, the Outside Interest Rate is equal to 0.00%. As a result, the interest rate per annum is simply equal to the Inside Range Rate times the Accrual Factor, and no interest will accrue for any days during the Interest Period on which the Reference Rate was outside the Reference Rate Range.

2.	Effective interest rate equals the interest rate per annum multiplied by the day count fraction (90/360).

3.	Interest payment amount equals the principal amount times the effective interest rate.

Example 1: If, on every calendar day during the relevant Interest Period, the value of the Reference Rate is within the applicable Reference Rate Range and the Reference FX is greater than or equal to the applicable FX Barrier, the related Accrual Factor would equal 100%, or 1.0.  In this case, the Inside Range Rate of 5.00% would accrue for every day in the Interest Period. As a result, the per annum interest rate for that Interest Period would be equal to the Inside Range Rate of 5.00%, the maximum per annum interest rate for that Interest Period, and you would receive an interest payment of $12.50 per $1,000 principal amount of Notes on the related quarterly Interest Payment Date, calculated as follows:

Effective Interest Rate = 5.00% x (90/360) = 1.25%

Interest Payment = $1,000 x 1.25% = $12.50

Example 2: If, on every calendar day during the relevant Interest Period, the value of the Reference Rate is outside the applicable Reference Rate Range and the Reference FX is less than the applicable FX Barrier, the related Accrual Factor would equal 0%, or 0.0.  In this case, the Outside Range Rate of 0.00% would accrue for every day in the Interest Period. As a result, the per annum interest rate for that Interest Period would be equal to 0.00%, and you would receive no interest payment on the related quarterly Interest Payment Date (the interest payment would be $0).

Example 3: If the value of the Reference Rate is within the applicable Reference Rate Range and the Reference FX is greater than or equal to the applicable FX Barrier, on 33.33% of the calendar days in the relevant Interest Period, but the Reference Rate is outside the Reference Rate Range and/or the Currency Exchange Rate is less than the applicable FX Barrier, on the other 66.67% of the relevant calendar days, the related Accrual Factor would equal 33.33%, or 0.3333.  In this case, the Inside Range Rate of 5.00% would accrue for 33.33% of the days in that Interest Period, while the Outside Range Rate of 0.00% would accrue for the remaining 66.67% of the days in that Interest Period. As a result, the per annum interest rate for that Interest Period would be 1.67%, calculated in accordance with the Interest Rate Formula as follows:

Per Annum Interest Rate = (5.00% x 0.3333) + (0.00% x [1 – 0.3333]) = 1.67%

Based on the per annum interest rate for the relevant Interest Period determined per the above, you would receive an interest payment of $4.20 per $1,000 principal amount of Notes on the related quarterly Interest Payment Date, calculated as follows:

Effective Interest Rate = 1.67% x (90/360) = 0.42%

Interest Payment = $1,000 x 0.42% = $4.20

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CURRENCY EXCHANGE RATES

The Currency Exchange Rate for the specified Reference FX on any day will equal the exchange rate as determined by the Calculation Agent by reference to the mechanics specified below:

Reference FX	Currency Exchange Rate Description	Principal Financial Center

The U.S. dollar per Australian dollar (AUD/USD)

The number of U.S. dollars that can be exchanged for one Australian dollar. The AUD/USD exchange rate appears on Bloomberg screen WMCO1 to the right of the caption “AUD” under the caption “MID” at approximately 4 p.m., London time, on the relevant date.

Sidney and Melbourne

The U.S. dollar per Brazilian real (BRL/USD)

The number of U.S. dollars that can be exchanged for one Brazilian real. The BRL/USD exchange rate is equal to 1 divided by the rate which appears on Bloomberg screen WMCO1 to the right of the caption “BRL” under the caption “MID” at approximately 4:00 p.m., London time, on the relevant date.

Brazilia, Rio de Janiero or Sao Paulo

The U.S. dollar per British pound sterling (GBP/USD)

The number of U.S. dollars that can be exchanged for one British pound sterling. The GBP/USD exchange rate appears on Bloomberg screen WMCO1 to the right of the caption “GBP” under the caption “MID” at approximately 4:00 p.m., London time, on the relevant date.

London

The U.S. dollar per Canadian dollar (CAD/USD)

The number of U.S. dollars that can be exchanged for one Canadian dollar. The CAD/USD exchange rate is equal to 1 divided by the rate which appears on Bloomberg screen WMCO1 to the right of the caption “CAD” under the caption “MID” at approximately 4:00 p.m., London time, on the relevant date.

Toronto

The U.S. dollar per Chinese yuan (CNY/USD)

The number of U.S. dollars that can be exchanged for one Chinese yuan. The CNY/USD exchange rate is equal to 1 divided by the rate which appears on Bloomberg screen WMCO1 to the right of the caption “CNY” under the caption “MID” at approximately 4:00 p.m., London time, on the relevant date.

Beijing

The U.S. dollar per euro (EUR/USD)

The number of U.S. dollars that can be exchanged for one euro. The EUR/USD exchange rate (EURUSD) appears on Bloomberg screen WMCO1 to the right of the caption “EUR” under the caption “MID” at approximately 4:00 p.m., London time, on the relevant date.

TARGET

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The U.S. dollar per Indian rupee (INR/USD)

The number of U.S. dollars that can be exchanged for one Indian rupee. The INR/USD exchange rate is equal to 1 divided by the rate which appears on Bloomberg screen WMCO1 to the right of the caption “INR” under the caption “MID” at approximately 4:00 p.m., London time, on the relevant date.

Mumbai

The U.S. dollar per Japanese yen (JPY/USD)

The number of U.S. dollars that can be exchanged for one Japanese yen. The JPY/USD exchange rate is equal to 1 divided by the rate which appears on Bloomberg screen WMCO1 to the right of the caption “JPY” under the caption “MID” at approximately 4:00 p.m. London time, on the relevant date.

Tokyo

The U.S. dollar per Mexican peso (MXN/USD)

The number of U.S. dollars that can be exchanged for one Mexican peso. The MXN/USD exchange rate (MXNUSD) is equal to 1 divided by the rate which appears on Bloomberg screen WMCO1 to the right of the caption “MXN” under the caption “MID” at approximately 4:00 p.m. London time, on the relevant date.

Mexico City

The U.S. dollar per New Zealand dollar (NZD/USD)

The number of U.S. dollars that can be exchanged for one New Zealand dollar. The NZD/USD exchange rate appears on Bloomberg screen WMCO1 to the right of the caption “NZD” under the caption “MID” at approximately 4:00 p.m. London time, on the relevant date

Wellington and Aukland

The U.S. dollar per Russian ruble (RUB/USD)

The number of U.S. dollars that can be exchanged for one Russian ruble. The RUB/USD exchange rate is equal to 1 divided by the rate which appears on Bloomberg screen WMCO1 to the right of the caption “RUB” under the caption “MID” at approximately 4:00 p.m. London time, on the relevant date.

Moscow

The U.S. dollar per Swedish krona (SEK/USD)

The number of U.S. dollars that can be exchanged for one Swedish krona. The SEK/USD exchange rate is equal to 1 divided by the rate which appears on Bloomberg screen WMCO1 to the right of the caption “SEK” under the caption “MID” at approximately 4:00 p.m. London time, on the relevant date.

Stockholm

The U.S. dollar per Swiss franc (CHF/USD)

The number of U.S. dollars that can be exchanged for one Swiss franc. The CHF/USD exchange rate is equal to 1 divided by the rate which appears on Bloomberg screen WMCO1 to the right of the caption “CHF” under the caption “MID” at approximately 4:00 p.m. London time, on the relevant date.

Zurich

The U.S. dollar per Turkish lira (TRY/USD)

The number of U.S. dollars that can be exchanged for one Turkish lira. The TRY/USD exchange rate is equal to 1 divided by the rate which appears on Bloomberg screen WMCO1 to the right of the caption “TRY” under the caption “MID” at approximately 4:00 p.m. London time, on the relevant date.

Istanbul

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UNITED STATES FEDERAL INCOME TAX TREATMENT

The following discussion supplements the discussion in the prospectus supplement under the heading “Certain U.S. Federal Income Tax Considerations” and supersedes it to the extent this discussion is inconsistent therewith.  The following discussion (in conjunction with the discussion in the prospectus supplement) summarizes certain of the material U.S. federal income tax consequences of the purchase, beneficial ownership, and disposition of Notes.

If the Notes are as described under the heading “—Variable Rate Debt Instruments” below, then we intend to treat the Notes as variable rate debt instruments subject to taxation as described under the heading “Certain U.S. Federal Income Tax Considerations—U.S. Federal Income Tax Treatment of the Notes as Indebtedness for U.S. Federal Income Tax Purposes—Variable Rate Debt Instruments” in the prospectus supplement.  If the Notes are treated as variable rate debt instruments, they may be issued with original issue discount as described under “Certain U.S. Federal Income Tax Considerations—U.S. Federal Income Tax Treatment of the Notes as Indebtedness for U.S. Federal Income Tax Purposes—Original Issue Discount” and “Certain U.S. Federal Income Tax Considerations—U.S. Federal Income Tax Treatment of the Notes as Indebtedness for U.S. Federal Income Tax Purposes—Variable Rate Debt Instruments” in the prospectus supplement.  For purposes of obtaining the issue price of the Notes to determine whether the Notes were issued with original issue discount, you may call Director –Structuring, Investors Solutions Americas at (212) 412-1101.  In addition, if the Notes are variable rate debt instruments and you purchase your Note at a discount or premium to its adjusted issue price as described under “Certain U.S. Federal Income Tax Considerations—U.S. Federal Income Tax Treatment of the Notes as Indebtedness for U.S. Federal Income Tax Purposes—Market Discount and Premium” in the prospectus supplement, you should consider the rules described in that section.

If the Notes are not as described under the heading “—Variable Rate Debt Instruments” below, then we intend to treat the Notes as “contingent payment debt instruments” subject to taxation as described under “—Contingent Payment Debt Instruments” below and under the heading “Certain U.S. Federal Income Tax Considerations—U.S. Federal Income Tax Treatment of the Notes as Indebtedness for U.S. Federal Income Tax Purposes—Contingent Payment Debt Instruments” in the prospectus supplement.  Pursuant to the terms of the Notes, you agree to treat the Notes consistent with our treatment for all U.S. federal income tax purposes.

We do not intend to treat the Notes as being subject to the special foreign currency transaction rules under section 988 of the U.S. Internal Revenue Code.  However, the U.S. federal income tax treatment of the Notes is uncertain and the Internal Revenue Service could assert that the foreign currency rules do, in fact, apply to the Notes, in which case the character and source of some or all of the gain or loss on the Notes could differ from the treatment described below and any loss in respect of the Notes exceeding $50,000 could be treated as a “reportable transaction” for U.S. federal income tax purposes as described in the prospectus supplement under the heading “Certain U.S. Federal Income Tax Considerations—U.S. Federal Income Tax Treatment of the Notes as Indebtedness for U.S. Federal Income Tax Purposes—Treasury Regulations Requiring Disclosure of Reportable Transactions.”  You should consult your own tax advisor regarding your tax treatment with respect to the Notes.

Variable Rate Debt Instruments

In general, a Note will be treated as a variable rate debt instrument if: the issue price of the Note (as described below) does not exceed the total amount of noncontingent principal payments on the Note by more than the product of the principal payments and the lesser of (i) 15 percent or (ii) the product of 1.5 percent and the number of complete years of the Note’s term (or its weighted average maturity in the case of a Note that is an installment obligation), and the Note does not provide for any stated interest other than stated interest paid or compounded at least annually at a qualifying variable rate which is (i) one or more “qualified floating rates,” (ii) a single fixed rate and one or more qualified floating rates, (iii) a “single objective rate,” or (iv) a single fixed rate and a single objective rate that is a “qualified inverse floating rate” (each as described below).

The issue price of Notes generally is the first price at which a substantial amount of the Notes is sold to the public for money (excluding sales to bond houses, brokers or similar persons or organizations acting in the capacity of underwriters, placement agents or wholesalers), excluding pre-issuance accrued interest.  In general, a qualified floating rate is a variable rate whose variations can reasonably be expected to measure contemporaneous variations in the cost of newly borrowed funds in the currency in which the debt instrument is denominated and is set at a “current rate.”  A current value is the value of the variable rate on any day that is no earlier than three months prior to the first day on which that value is in effect and no later than one year following that day.

A multiple of a qualified floating rate is generally not a qualified floating rate unless it is either:

•                  a product of a qualified rate times a fixed multiple greater than 0.65 but not more than 1.35, or

•                  a multiple greater than 0.65 but not more than 1.35, increased or decreased by a fixed rate.

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Certain combinations of rates are treated as a single qualified floating rate, including (i) interest stated at a fixed rate for an initial period of one year or less followed by a qualified floating rate if the value of the floating rate at the issue date is intended to approximate the fixed rate, and (ii) two or more qualified floating rates that can reasonably be expected to have approximately the same values throughout the term of the Note.  A combination of these rates is generally treated as a single qualified floating rate if the values of all rates on the issue date are within 0.25 percentage points of each other.  A variable rate that is subject to an interest rate cap, floor or similar restriction on rate adjustment is treated as a qualified floating rate only if the restriction is fixed throughout the term of the Note, or is not reasonably expected as of the issue date to cause the yield on the Note to differ significantly from its expected yield absent the restriction.

An objective rate is, in general, a rate (other than a qualified floating rate) that is determined using a single fixed formula and that is based on objective financial or economic information (other than a rate based on information that is within the issuer’s control (or the control of a party that is related to the Issuer) or that is unique to the issuer’s circumstances (or those of a related party)).  An objective rate must be set at a current value of that rate.  A current value is the value of the variable rate on any day that is no earlier than three months prior to the first day on which that value is in effect and no later than one year following that day.  The U.S. Internal Revenue Service may designate other variable rates that will be treated as objective rates.  However, a variable rate is not an objective rate if it is reasonably expected that the average value of the rate during the first half of the Note’s term will differ significantly from the average value of such rate during the final half of its term.  A combination of a fixed rate of stated interest for an initial period of one year or less followed by an objective rate is treated as a single objective rate if the value of the objective rate at the issue date is intended to approximate the fixed rate; such a combination of rates is generally treated as a single objective rate if the objective rate on the issue date does not differ from the fixed rate by more than 0.25 percent.  An objective rate is, in general, a qualified inverse floating rate if it is equal to a fixed rate reduced by a qualified floating rate, the variations in which can reasonably be expected to inversely reflect contemporaneous variations in the qualified floating rate (disregarding any interest rate cap, floor, or similar restriction on rate adjustment that is fixed throughout the term of the Note, or is not reasonably expected as of the issue date to cause the yield on the Note to differ significantly from its expected yield absent the restriction).

Contingent Payment Debt Instruments

If the Notes are contingent payment debt instruments, you may obtain the comparable yield and the projected payment schedule by requesting them from Director – Structuring, Investor Solutions Americas, at (212) 412-1101.  The comparable yield and the projected payment schedule are neither predictions nor guarantees of the actual yield on the Notes.

[3.8% Medicare Tax On “Net Investment Income”

Beginning in 2013, U.S. holders that are individuals, estates, and certain trusts will be subject to an additional 3.8% tax on all or a portion of their “net investment income,” which may include the interest payments and any gain realized with respect to the Notes, to the extent of their net investment income that when added to their other modified adjusted gross income, exceeds $200,000 for an unmarried individual, $250,000 for a married taxpayer filing a joint return (or a surviving spouse), or $125,000 for a married individual filing a separate return.  U.S. holders should consult their advisors with respect to their consequences with respect to the 3.8% Medicare tax.]2

Information Reporting

Holders that are individuals (and, to the extent provided in future regulations, entities) may be subject to certain foreign financial asset reporting obligations with respect to their Notes if the aggregate value of their Notes and their other “specified foreign financial assets” exceeds $50,000.  Significant penalties can apply if a holder fails to disclose its specified foreign financial assets.  This information reporting requirement is generally applicable for taxable years beginning after March 18, 2010.  We urge you to consult your tax advisor with respect to this and other reporting obligations with respect to your Notes.

2               To be included if the Notes may still be outstanding on January 1, 2013.

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CERTAIN EMPLOYEE RETIREMENT INCOME SECURITY ACT CONSIDERATIONS

Your purchase of a Note in an Individual Retirement Account (an “IRA”), will be deemed to be a representation and warranty by you, as a fiduciary of the IRA and also on behalf of the IRA, that (i) neither the issuer, the placement agent nor any of their respective affiliates has or exercises any discretionary authority or control or acts in a fiduciary capacity with respect to the IRA assets used to purchase the Note or renders investment advice (within the meaning of Section 3(21)(A)(ii) of the Employee Retirement Income Security Act (“ERISA”)) with respect to any such IRA assets and (ii) in connection with the purchase of the Note, the IRA will pay no more than “adequate consideration” (within the meaning of Section 408(b)(17) of ERISA) and in connection with any redemption of the Note pursuant to its terms will receive at least adequate consideration, and, in making the foregoing representations and warranties, you have (x) applied sound business principles in determining whether fair market value will be paid, and (y) made such determination acting in good faith.

For additional ERISA considerations, see “Employee Retirement Income Security Act” in the prospectus supplement.

SUPPLEMENTAL PLAN OF DISTRIBUTION

We will agree to sell to Barclays Capital Inc. (the “Agent”), and the Agent will agree to purchase from us, the principal amount of the Notes, and at the price, specified on the cover of the related pricing supplement, the document that will be filed pursuant to Rule 424(b) containing the final pricing terms of the Notes. The Agent will commit to take and pay for all of the Notes, if any are taken.

Delivery of the Notes of a particular series may be made against payment for the Notes more than three business days following the pricing date for those Notes (that is, a particular series of Notes may have a settlement cycle that is longer than “T+3”).  For considerations relating to an offering of Notes with a settlement cycle longer than T+3, see “Plan of Distribution” in the prospectus supplement.

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US$

BARCLAYS BANK PLC

FIXED RATE [CALLABLE] RANGE ACCRUAL NOTES DUE

GLOBAL MEDIUM-TERM NOTES, SERIES A

(TO PROSPECTUS DATED AUGUST 31, 2010, AND THE

PROSPECTUS SUPPLEMENT DATED AUGUST 31, 2010)